Exhibit 99.1

Pioneer Insurance Selects Sapiens to Drive Digital Innovation in the Philippines

Sapiens Insurance Platform for P&C supports Pioneer’s broad digital strategy and ability to scale quickly and cost-effectively

Uxbridge, UK - March 10, 2025 Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced that Pioneer Insurance and Surety Corporation, the leading insurance provider in the Philippines, has chosen Sapiens Insurance Platform to drive digital transformation and enhance customer experience.

The collaboration marks a significant milestone for Pioneer as it upgrades its operations, scales its capabilities, and embraces digitalization to stay ahead in the insurance industry.  This initiative will improve core processes with advanced technology to better respond to evolving market demands.

“Sapiens’ comprehensive platform will enable us to accelerate product development, automate workflows, and enhance customer journeys,” said Lorenzo Chan, President and CEO of Pioneer Inc., the holding company of the Pioneer companies. “This partnership underscores our commitment to delivering innovative and relevant insurance solutions to our customers, while significantly improving operational efficiency. The mentorship model provided by Sapiens will also ensure self-sufficiency as we embrace this transformative journey.”

“We are proud to partner with Pioneer, a market leading insurer in the Philippines, and to demonstrate our growth in this important region,” said Roni Al-Dor, President and CEO of Sapiens. “Our insurance platform will empower Pioneer to meet their ambitious growth goals while delivering superior customer experiences. By automating and digitizing operations, Pioneer is positioning itself as a true innovator in the region’s insurance market.”

About Pioneer Insurance and Surety Corporation

For 70 years, Pioneer Insurance and Surety Corporation has been dedicated to wholeheartedly serving Filipinos through innovative and relevant insurance solutions. Over the decades, Pioneer has earned a reputation for leadership in the non-life industry, and is consistently ranked annually among the top 3 insurance companies in the Philippines by the Insurance Commission. The company is driven by its core values of integrity, excellence, and malasakit (empathy, high regard), supported by over 1,000 employees across more than 20 branches nationwide. For more information, visit https://pioneer.com.ph/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.